Exhibit 99.1

RADWARE ANNOUNCES FIRST QUARTER 2020 EARNINGS

First Quarter 2020 Results and Financial Highlights

•	Revenues of $60.0 million; down 2% year over year

•	Non-GAAP EPS of $0.14; GAAP EPS of $0.05

•	Net cash provided by operating activities of $21 million for the first quarter, and $50 million for the last twelve months

•	Total deferred revenue, as defined by the company, balance of $181 million, up 14% from last year

TEL AVIV, ISRAEL, MAY 6, 2020— Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the quarter ended March 31, 2020.

“Radware entered the COVID-19 crisis in a strong position, and continues to execute on its strategy and pursue its long-term goals through it,“ said Roy Zisapel, Radware’s President & CEO. “Our performance in the first quarter reflects solid revenue and profitability and strong cash generation. We believe that with our strong customer base, large and growing subscription business, superior cloud security offering, and solid cash position, we are well-positioned to navigate this unprecedented crisis and resume long-term growth.”

Financial Highlights for the First Quarter of 2020

Revenues for the first quarter of 2020 totaled $60.0 million, down 2% from revenues of $61.4 million for the first quarter of 2019:

•	Revenues in the Americas region were $29.2 million for the first quarter of 2020, up 19% compared to revenues of $24.7 million in the first quarter of 2019.

•	Revenues in the EMEA region were $18.2 million for the first quarter of 2020, down 1% from revenues of $18.4 million in the first quarter of 2019.

•	Revenues in the APAC region were $12.6 million for the first quarter of 2020, down 31% from revenues of $18.4 million in the first quarter of 2019.

Net income on a GAAP basis for the first quarter of 2020 was $2.6 million, or $0.05 per diluted share, compared with net income of $4.4 million, or $0.09 per diluted share, for the first quarter of 2019.

Non-GAAP net income for the first quarter of 2020 was $6.6 million, or $0.14 per diluted share, compared with non- GAAP net income of $8.9 million, or $0.18 per diluted share, for the first quarter of 2019.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, acquisition costs, litigation costs, exchange rate differences, net on balance sheet items included in finance income, other loss adjustment and tax effect related to amortization of deferred tax liability related to intangible assets and other loss adjustment. A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release.

As of March 31, 2020, the Company had cash, cash equivalents, short-term and long-term bank deposits and marketable securities of $427.3 million. Net cash provided by operating activities in the first quarter of 2020 totaled $21.0 million. Net cash spent on share repurchases in the first quarter of 2020 totaled $18.7 million.

Share Repurchase Plan
The Company also announced that its Board of Directors has authorized a new, one-year plan to repurchase up to $40 million of its issued and outstanding ordinary shares. Combined with the remaining availability on its stock repurchase plan announced on March 20, 2020, the Company is authorized to purchase up to $57 million of its shares. The Company currently has Israeli court approval for approximately $17 million of repurchases until July 15, 2020 and intends to request additional approvals and extensions as required by Israeli law. The new repurchase plan authorizes management to repurchase ordinary shares, from time to time, in open market transactions, in privately negotiated transactions or in other legally permissible ways depending on market conditions, share price, trading volume and other factors. Such repurchases will be made in accordance with applicable U.S. securities laws and regulations, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and applicable Israeli law. The Company may repurchase all or a portion of the authorized repurchase amount pursuant to a plan that is compliant with Rule 10b5-1 of the Exchange Act that is designed to facilitate these purchases. The share repurchase plan does not obligate the Company to repurchase any specific number of shares and may be suspended or terminated at any time at management’s discretion.

Conference Call

Radware management will host a call on Wednesday, May 6, 2020 at 8:30 a.m. ET to discuss its first quarter 2020 results and the Company’s outlook for the second quarter of 2020.

Participants in the US call: Toll Free 833-241-4257

Participants Internationally call:  +1-647-689-4208

Conference ID: 4495924

A replay will be available for 2 days, starting 2 hours after the end of the call, on telephone number +1-416-621-4642 or (US toll-free) 800-585-8367.

A live webcast of the conference call can also be heard by accessing the Company's website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

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Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, sales and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, income before taxes on income, taxes on income, net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, amortization of intangible assets, acquisition costs, litigation costs, exchange rate differences, net on balance sheet items included in finance income,  other loss adjustment and tax effect related to amortization of deferred tax liability related to intangible assets and other loss adjustment. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measures is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

The Company defines Total Deferred Revenue as short term and long term deferred revenues presented on its balance sheet, plus billed amounts that were uncollected and offset against the balance sheet accounts receivables.

Safe Harbor Statement

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; natural disasters and public health crises, such as the coronavirus disease 2019 (COVID-19) pandemic; our ability to expand our operations effectively; timely availability and customer acceptance of our new and existing solutions; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for cyber security and application delivery solutions and in our industry in general and changes in the competitive landscape; changes in government regulation; outages, interruptions or delays in hosting services or our internal network system; compliance with open source and third-party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; undetected defects or errors in our products or a failure of our products to protect against malicious attacks; the availability of components and manufacturing capacity; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to realize our investment objectives for our cash and liquid investments; our ability to attract, train and retain highly qualified personnel; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

About Radware

Radware® (NASDAQ: RDWR), is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Radware’s solutions empower more than 12,500 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

©2020 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents and pending patent applications of Radware in the U.S. and other countries. For more details please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

CONTACTS Investor Relations: Anat Earon-Heilborn +972 723917548 ir@radware.com Media Contacts: Deborah Szajngarten Radware 201-785-3206 deborah.szajngarten@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	March 31,	December 31,
	2020	2019
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	40,207	40,751
Marketable securities	52,259	36,924
Short-term bank deposits	76,823	100,276
Trade receivables, net	26,639	22,610
Other receivables and prepaid expenses	7,342	7,469
Inventories	14,854	13,940
	218,124	221,970

Long-term investments
Marketable securities	92,711	112,696
Long-term bank deposits	165,250	137,095
Severance pay funds	2,091	2,300
	260,052	252,091

Property and equipment, net	23,291	22,971
Other long-term assets	25,914	24,398
Operating lease right-of-use assets	25,169	18,144
Goodwill and intangible assets, net	55,127	55,625
Total assets	607,677	595,199

Liabilities and shareholders' equity

Current Liabilities
Trade payables	4,899	6,315
Deferred revenues	90,415	79,239
Operating lease liabilities	4,854	5,193
Other payables and accrued expenses	34,173	34,794
	134,341	125,541

Long-term liabilities
Deferred revenues	59,742	50,888
Operating lease liabilities	20,440	13,914
Other long-term liabilities	9,532	9,525
	89,714	74,327

Shareholders' equity
Share capital	712	710
Additional paid-in capital	419,804	414,581
Accumulated other comprehensive income, net of tax	306	1,145
Treasury stock, at cost	(163,895)	(145,226)
Retained earnings	126,695	124,121
Total shareholders' equity	383,622	395,331

Total liabilities and shareholders' equity	607,677	595,199

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2020	2019
	(Unaudited)	(Unaudited)
Revenues	60,012	61,397
Cost of revenues	10,689	11,009
Gross profit	49,323	50,388

Operating expenses, net:
Research and development, net	15,832	15,230
Selling and marketing	28,202	26,661
General and administrative	4,712	4,764
Total operating expenses, net	48,746	46,655

Operating income	577	3,733
Financial income, net	2,724	1,791
Income before taxes on income	3,301	5,524
Taxes on income	727	1,156
Net income	2,574	4,368

Basic net earnings per share	0.05	0.09

Weighted average number of shares used to compute basic net earnings per share	46,921,344	46,612,325

Diluted net earnings per share	0.05	0.09

Weighted average number of shares used to compute diluted net earnings per share	48,225,688	48,572,366

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2020	2019
	(Unaudited)	(Unaudited)
GAAP gross profit	49,323	50,388
Stock-based compensation	38	55
Amortization of intangible assets	498	411
Non-GAAP gross profit	49,859	50,854

GAAP research and development, net	15,832	15,230
Stock-based compensation	809	710
Non-GAAP Research and development, net	15,023	14,520

GAAP selling and marketing	28,202	26,661
Stock-based compensation	1,886	1,569
Amortization of intangible assets	-	17
Non-GAAP selling and marketing	26,316	25,075

GAAP general and administrative	4,712	4,764
Stock-based compensation	903	767
Acquisition costs	-	264
Litigation costs	119	82
Non-GAAP general and administrative	3,690	3,651

GAAP total operating expenses, net	48,746	46,655
Stock-based compensation	3,598	3,046
Amortization of intangible assets	-	17
Acquisition costs	-	264
Litigation costs	119	82
Non-GAAP total operating expenses, net	45,029	43,246

GAAP operating income	577	3,733
Stock-based compensation	3,636	3,101
Amortization of intangible assets	498	428
Acquisition costs	-	264
Litigation costs	119	82
Non-GAAP operating income	4,830	7,608

GAAP financial income, net	2,724	1,791
Other loss adjustment	247	-
Exchange rate differences, net on balance sheet items included in financial income, net	(307)	631
Non-GAAP financial income, net	2,664	2,422

GAAP income before taxes on income	3,301	5,524
Stock-based compensation	3,636	3,101
Amortization of intangible assets	498	428
Acquisition costs	-	264
Litigation costs	119	82
Other loss adjustment	247	-
Exchange rate differences, net on balance sheet items included in financial income, net	(307)	631
Non-GAAP income before taxes on income	7,494	10,030

GAAP taxes on income	727	1,156
Tax related adjustments	122	-
Non-GAAP taxes on income	849	1,156

GAAP net income	2,574	4,368
Stock-based compensation	3,636	3,101
Amortization of intangible assets	498	428
Acquisition costs	-	264
Litigation costs	119	82
Other loss adjustment	247	-
Exchange rate differences, net on balance sheet items included in financial income, net	(307)	631
Tax related adjustments	(122)	-
Non-GAAP net income	6,645	8,874

GAAP diluted net earnings per share	0.05	0.09
Stock-based compensation	0.08	0.06
Amortization of intangible assets	0.01	0.01
Acquisition costs	0.00	0.01
Litigation costs	0.00	0.00
Other loss adjustment	0.01	0.00
Exchange rate differences, net on balance sheet items included in financial income, net	(0.01)	0.01
Tax related adjustments	(0.00)	0.00
Non-GAAP diluted net earnings per share	0.14	0.18

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	48,225,688	48,572,366

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended
	March 31,
	2020	2019
	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income	2,574	4,368
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,630	2,687
Stock-based compensation	3,636	3,101
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	196	178
Loss related to securities, net	163	0
Accrued interest on bank deposits	(195)	(829)
Increase in accrued severance pay, net	216	868
Decrease (increase) in trade receivables, net	(4,029)	3,170
Increase in other receivables and prepaid expenses and other long-term assets	(459)	(1,965)
Decrease (increase) in inventories	(914)	1,216
Increase in trade payables	(1,416)	(710)
Increase in deferred revenues	20,030	11,020
Increase (decrease) in other payables and accrued expenses	(621)	9
Operating lease liabilities, net	(838)	375
Net cash provided by operating activities	20,973	23,488

Cash flows from investing activities:

Purchase of property and equipment	(2,452)	(1,961)
Investment in other long-term assets, net	(2)	(29)
Investment in bank deposits, net	(4,506)	(82)
Proceeds from (investment in) sale, redemption of and purchase of marketable securities ,net	2,523	(9,661)
Payment for acquisition of subsidiary, net of cash acquired	0	(12,282)
Net cash used in investing activities	(4,437)	(24,015)

Cash flows from financing activities:

Proceeds from exercise of stock options	1,589	7,733
Repurchase of shares	(18,669)	(48)
Net cash provided by (used in) financing activities	(17,080)	7,685

Increase (decrease) in cash and cash equivalents	(544)	7,158
Cash and cash equivalents at the beginning of the period	40,751	45,203
Cash and cash equivalents at the end of the period	40,207	52,361